Exhibit (d)(4)

June 28, 2021

Board of Directors

IEC Electronics Corp.

105 Norton Street

Newark, NY 14513

Attn: Jeff Schlarbaum, President, CEO and Director

Dear Mr. Schlarbaum:

Creation Technologies Inc. (“Creation”) is pleased to submit this best and final non-binding indication of interest (this “Proposal”) to acquire IEC Electronics Corporation (“IEC” or the “Business”) (the “Proposed Transaction”).

We sincerely appreciate your taking the time to facilitate our preliminary business diligence, both virtually and in-person, by engaging in customer and program reviews, providing facility tours in Upstate New York and New Mexico, and granting information access via a virtual data room. We continue to be impressed with the direction that you and your team have taken IEC since 2015 and appreciate your continued vision for the business. We also recognize that IEC has diligently cultivated a set of blue-chip customers in the end markets that we consider to be the most profitable and conducive to long-term relationships. We believe that the Proposal outlined in this letter presents a compelling opportunity for IEC stockholders to realize full value for their IEC shares.

STRATEGIC RATIONALE

Creation was founded in 1991 and currently has ten manufacturing facilities and two design centers, located in the United States, Canada, Mexico and China. Our 3,100 employees offer exceptional quality and performance to over 100 customers in a variety of industries, with a focus on military and aerospace, medical devices and tech industrial.

Creation was acquired by Lindsay Goldberg in August 2019. Lindsay Goldberg is a private investment firm that manages approximately $17 billion of capital commitments across five funds. The firm specializes in partnering with families, founders and management teams seeking to actively build their businesses with a long-term perspective on value creation. Consistent with this strategy, Lindsay Goldberg’s fund has a 20-year holding period, enabling the firm to participate in the long-term growth of its portfolio companies. The firm has completed over 260 follow-on investments across 55 portfolio companies since 2001, deploying approximately 45% of its equity in the years following the initial platform investment. The Proposed Transaction is entirely consistent with this approach.

Lindsay Goldberg recognizes the growing value in the electronic manufacturing services industry, particularly for providers of high-complexity, low-to-medium volume electronics with a customer service focus. The firm supports Creation’s desire to acquire leading businesses in this market, as evidenced by our May 2020 acquisition of Applied Technical Services, a two-facility provider with longstanding relationships in the aerospace and defense, medical and industrial markets.

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We, along with Lindsay Goldberg, are excited about the prospects of the Proposed Transaction. Based on our diligence to date coupled with our knowledge of the electronics manufacturing sector, we believe that there is significant strategic, financial and operational rationale for the Proposed Transaction. A combination of IEC and Creation will create a leading high-complexity, low-to-medium volume electronics manufacturer with a best-in-class customer portfolio. Furthermore, IEC’s and Creation’s complementary footprints in the U.S. and Creation’s low-cost manufacturing facilities in Mexico would create a premier full-service North American supply chain for both companies’ customers. We are increasingly confident that IEC—with its attractive end markets, quality customers and disciplined operational approach—is a great fit with Creation.

PROPOSED TERMS

Pursuant to the June 24, 2021 conference call between James Hackett, General Counsel and Head of Acquisitions at Creation, and Andrew Laurence, Member of the Special Committee of the Board of Directors of IEC, in which we fully expressed our limitations in further increasing our offer in response to your counter-proposal received on June 9, 2021, we are pleased to submit our best and final offer to acquire 100% of the outstanding equity of IEC in cash for $15.35 per share (the “Purchase Price”), which represents a 50.0% premium, based on the closing share price of June 28, 2021, subject to the terms and conditions of this letter and those to be set forth in a definitive purchase agreement.1 Notwithstanding the near-term financial performance of IEC, we have increased the Purchase Price by $0.10 per share from that reflected in our indication of interest dated June 4, 2021. We firmly believe the Purchase Price represents a compelling premium valuation as our offer implies an 18.2x LTM2 adjusted EBITDA3 multiple and clearly reflects full value of IEC’s stand-alone prospects, as well as significant synergy value generated through a combination with Creation.

FINANCING

The Purchase Price would be funded through a combination of cash on hand at Creation, additional equity contributed by Lindsay Goldberg, and third-party debt from J.P. Morgan and/or other financing sources. With respect to debt financing, we had previously provided a highly-confident letter from J.P. Morgan as part of our initial offer submission. J.P. Morgan has been kept abreast of our ongoing business diligence efforts and remains committed to providing the requisite financing to consummate the Proposed Transaction. Creation and Lindsay Goldberg have extensive experience with debt financings for transactions of this type and expect to be able to enter into binding debt financing documentation in an expedited manner with no financing contingency in the definitive purchase agreement. We and our advisors are available to review our financing plan with you at your convenience.

[1]

The foregoing assumes that (a) the aggregate number of shares of IEC common stock outstanding is not greater than 10,619,360 (the number disclosed by IEC in its Quarterly Report on Form 10-Q filed May 5, 2021, as outstanding as of April 28, 2021 (the “Form 10-Q”)), (b) the outstanding equity awards of IEC are not different in quantity or value than those disclosed as outstanding in Note 8 to IEC’s financial statements included in the Form 10-Q (the number of performance-vesting restricted stock units outstanding is included in Note 8 based on achieving target performance; stock units representing approximately an additional 60,000 shares will vest if maximum performance is achieved), and (c) the sole change in control, sale bonus and other similar payments due or that may become due by IEC in connection with the Proposed Transactions are as summarized under the heading “Change in Control Provisions” in IEC’s definitive proxy statement on Schedule 14A filed January 21, 2021. After the date of this letter, IEC may make customary grants of equity pursuant to IEC’s equity incentive plan that, through December 31, 2021, are not anticipated to be in excess of 10,000 full value awards and 20,000 options on a per individual basis or 40,000 full value awards and 75,000 options on aggregate basis.

[2]	LTM as of April 2, 2021.
[3]	Includes add-back of stock-based compensation.

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DUE DILIGENCE REQUIREMENTS

This indication of interest is contingent upon satisfactory completion of our confirmatory due diligence. This includes continued reasonable access to the assets and key personnel of the Company, as well as reasonable access to the Company’s independent auditors and legal counsel. Important areas for confirmatory diligence include, without limitation:

(a)	accounting diligence and workpaper review;

(b)	additional review of customers, including access to contracts and customers at the appropriate time;

(c)	environmental audits including Phase I studies;

(d)	customary tax, legal and IT diligence; and

(e)	further review of the supply chain and procurement operations.

EXCLUSIVITY

Given the significant amount of time and financial resources required to complete our due diligence work in an expedited manner, we require exclusivity for a minimum period of 30 days from the date on which IEC executes this letter (the “Exclusivity Period”). During the Exclusivity Period, IEC will not, nor will IEC permit any of its officers, employees, agents or controlled affiliates (including its investment bankers, attorneys and accountants), directly or indirectly to solicit, discuss, encourage, furnish non-public information to or accept any offers from or enter into any agreements or understandings with any third party or employee or affiliate of IEC, for the purpose of consummating or otherwise with respect to a sale, recapitalization or refinancing of IEC, its assets or any interest therein whether through a stock sale, merger, sale of assets, refinancing of a lender, or other transaction, in each case other than the Proposed Transaction with us. IEC shall immediately notify us in writing of (i) the receipt during the Exclusivity Period of any proposal or any request for any information relating to IEC by any person or entity which has informed IEC that such person or entity is considering making, or has made, a proposal, and (ii) the terms of any such proposal. Prior to the initial expiration date of the Exclusivity Period, should Creation confirm to IEC that Creation has not proposed any material changes to the terms of this letter, discussions and negotiations are continuing in good faith, and a draft definitive purchase agreement has been provided to IEC, the Exclusivity Period shall be and hereby is extended for one 15 day period without any additional action of either Creation or IEC, and references herein to “Exclusivity Period” shall be references to such extended period. Notwithstanding the foregoing, the Exclusivity Period shall terminate automatically (and shall not be extended) on the first to occur of (i) the mutual written agreement of IEC and Creation to terminate negotiations, (ii) a material adverse change is proposed by Creation to the terms of this letter and not retracted within two business days upon written request by IEC referencing the potential termination of the Exclusivity Period pursuant to this letter agreement, and (iii) the execution and delivery by Creation and IEC of the definitive purchase agreement between the parties with respect to the Proposed Transaction, which definitive purchase agreement we understand will contain a reasonable and customary 35 day “go-shop” right for IEC with last look matching rights and customary break fee.

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REQUIRED APPROVALS

The acquisition of IEC is a high priority for Creation and Lindsay Goldberg. The Potential Transaction has been discussed with Lindsay Goldberg’s Investment Committee as well as Creation’s Board of Directors, who have authorized us to submit this Proposal. Prior to signing the definitive offer, we will obtain the formal approval of Creation’s Board of Directors, and prior to consummation of the Proposed Transaction, we will require the receipt of any requisite governmental, third-party or other customer approvals or consents. We do not foresee any internal or external impediments to consummating the Proposed Transaction.

PLANS FOR THE BUSINESS

As described above, we believe that IEC would fit well into the Creation family and is aligned with our strategy of providing a full range of services to high-quality clients. Creation looks to serve customers with complex requirements with whom we can build strong and lasting relationships. We believe the combined company will be a powerful presence in end markets such as military and aerospace and medical devices given the broader set of capabilities and geographic footprint. Creation, through our design center and engineering teams, strives to partner with our customers throughout the product lifecycle. We are focused on continuous improvement in all of our facilities and would value the opportunity to learn from IEC’s operational experience.

CONCLUSION

We believe that this Proposal represents a compelling opportunity for IEC’s stockholders and that it is in the best interests of both parties to proceed as soon as possible to reach an agreement on a transaction structure and terms. The Creation team has significant transactional experience and expects that it will complete confirmatory due diligence and the negotiation of a definitive purchase agreement in an expedited manner. In addition to deploying significant internal resources, we have retained Moelis & Company as our exclusive financial advisor and Choate, Hall & Stewart as our legal counsel.

We look forward to continuing working with you to complete this transaction successfully.

We ask that you please respond to this Proposal by 5:00 p.m. EDT on Friday, July 2nd.

* * *

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If you have any questions regarding our Proposal or if you need any additional information, please do not hesitate to contact us. We thank you for your consideration and look forward to hearing your response.

Sincerely yours,

/s/ Stephen DeFalco
Stephen P. DeFalco
Chairman and Chief Executive Officer
Creation Technologies Inc.
One Beacon Street
Boston, MA 02108
and
Affiliate Partner
Lindsay Goldberg & Co. LLC
630 Fifth Avenue
New York, NY 10111

cc: Michael Dees, Managing Partner, Lindsay Goldberg

Agreed and accepted as of July 1, 2021

/s/ Jeffrey Schlarbaum
Jeff Schlarbaum
President, CEO and Director
IEC Electronics Corp.
105 Norton Street
Newark, NY 14513

This letter is submitted to you on a confidential basis and is subject to the terms of a Mutual Non-Disclosure Agreement previously entered into between IEC and Creation.

Please be advised that this letter is non-binding, other than the paragraph following the heading “Exclusivity,” this paragraph and the preceding paragraph (collectively, the “Binding Provisions”), and Creation is not bound to make an offer or to purchase the equity, business or assets of IEC and IEC is not bound to engage in negotiations with, provide information to or engage in any transaction with Creation and IEC may cease discussions with Creation at any time. Except for the Binding Provisions, this letter shall in no way be deemed to create a binding obligation or liability of any nature whatsoever upon Creation or IEC, and Creation and IEC each reserves the right, in its sole discretion, without notice, to elect not to pursue the Proposed Transaction at any time. Other than the Binding Provisions, this letter is not intended to be binding unless and until a definitive purchase agreement or other similar definitive agreement providing for the Proposed Transaction has been executed and delivered by the relevant parties thereto, and then subject to the terms and conditions thereof.

This Letter of Intent shall be governed by and construed in accordance with the laws of the State of New York without regard to the application of conflict of laws principles that would cause the application of laws of any other jurisdiction to apply.

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